                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of April, 2016, Falmouth Retirement System acquired control due to ownership of greater than 25% of LMCG International Small Cap Fund (the "Fund") outstanding shares. Falmouth Retirement System owned 75.31% of the Fund and thus controlled the Fund as of that date.